                                                                     EXHIBIT 109


[PENNZOIL LOGO]      Public Relations Department       Pennzoil Company
                     P.O. Box 2967                           NEWS
                     Houston, Texas 77252-8200

FOR IMMEDIATE RELEASE

Contacts:
Robert Harper                                          Joele Frank / Brian Faw
Corporate Communications                               Abernathy MacGregor Group
713/546-8536                                           212/371-5999

                    DELAWARE COURT STRONGLY REAFFIRMS ITS
                    REJECTION OF SMITH BARNEY'S DUAL ROLE
                      IN UPR'S TENDER OFFER FOR PENNZOIL

HOUSTON (November 5, 1997) -- Pennzoil Company (NYSE: PZL) announced that the Delaware Court of Chancery today strongly reaffirmed its October 28, 1997 ruling that Smith Barney Inc., a unit of the Travelers Group Inc., cannot continue to act as a financial advisor to UPR in connection with its hostile tender offer for Pennzoil. UPR had sought to reargue that ruling and had submitted extensive briefs in which it claimed that Smith Barney was permitted to review highly confidential Pennzoil information in its role as litigation consultant, despite acknowledging that the same Smith Barney personnel were simultaneously providing financial advice to UPR.

The Court of Chancery once again completely rejected UPR's arguments, finding that the language of its confidentiality order clearly and unambiguously precluded a party which had obtained access to confidential information from continuing to act as a financial advisor. The Court stated, "I have considered all of UPR's arguments on the motion for reconsideration of that ruling, and I don't find merit in any of them."

The Court reaffirmed its prior ruling that UPR could not use Smith Barney as a financial consultant in connection with its hostile tender offer for Pennzoil and denied the motion for reargument. The Court held "a party cannot serve as a financial advisor to one of the parties in this litigation and have access to highly confidential information."


                                    -more-

A Pennzoil spokesman stated that "The Delaware decision confirms that UPR and Smith Barney violated the terms of the Delaware court's confidentiality order, which is in all pertinent respects identical to the order entered by the U.S. District Court in Fort Worth." Pennzoil has sued UPR and Smith Barney in the U.S. District Court in Texas based upon their misuse of inside information and breach of the confidentiality order. Pennzoil seeks in Texas a permanent injunction against UPR's tender offer.

Pennzoil Company explores for and produces crude oil and natural gas, manufactures and markets premium quality lubricants, including America's top selling motor oil for the past 11 years, and is the parent company of Jiffy Lube International, the world's largest franchiser of fast oil change centers.


                                     ###